April 10, 2015

Ms. Sharon Blume

Mr. Mark Brunhofer

Mr. Jim B. Rosenberg

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Mail Stop 7010

Washington, DC 20549

U.S.A.

Re:                 iKang Healthcare Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed July 25, 2014 and Amended July 31, 2014

File No. 1-36403

Dear Ms. Sharon Blume, Mr. Mark Brunhofer and Mr. Jim B. Rosenberg,

We provide the following responses to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated March 30, 2015 with respect to the Form 20-F for the fiscal year ended March 31, 2014 of iKang Healthcare Group, Inc. (the “Company”), which was filed on July 25, 2014 (the “2013 20-F”). For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below following each such paragraph is the Company’s response to the Staff comments.

Item 5.  Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 66

1.              We acknowledge your response to previous comment 2. Please represent to us that you will also separately disclose the impact of revenues earned associated with any new medical centers that you opened during the year in addition to those you acquired.

The Company respectfully advises the Staff that the Company has not separately disclosed the impact of revenues earned associated with newly opened medical centers as it does not believe it would be a proper metric for investors to understand the Company’s business model and the actual drivers of its revenue growth.

The Company respectfully advises the Staff that, under the Company’s business model, the growth in its revenues has been primarily driven by the increase in the number of corporate customers, which in turn increases the number of people who use its medical examination and disease screening services. The Company’s decision to expand the capacity of its self-owned medical center network is mainly based on the Company’s assessment and estimate of future demand for its corporate customer services and number of corporate customers. In line with such a business model, the Company’s sales and marketing function seeks to increase business by developing corporate customers.

When the Company opens a new medical center in a region that is already served by existing medical centers, this increases the Company’s service capacity in that region and provides more choices for corporate customers. Some existing corporate customers will choose to be serviced at the newly opened center based on convenient location or other factors. In addition, the sales and marketing team for that region will often refer and encourage existing corporate customers to use the services at the newly opened medical center primarily based on the capacity and utilization of each medical center in this region. These factors often affect the number of customer visits at our existing and new medical centers which in turn influence the revenues generated by each center. The Company respectfully advises the Staff that it will make further disclosure on the above described rationale for opening new medical centers and the factors affecting customer visits at each medical center in its future annual reports on Form 20-F, including in “Item 3. Key Information—D. Risk Factors,”  “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” as appropriate.

The Company therefore believes that the most meaningful way to understand and analyze its revenue growth is to consider (i) the overall size of its corporate customer base and (ii) the number and the overall capacity of its self-owned medical centers, including existing medical centers as well as newly opened and acquired medical centers. As a result, the Company believes that the separate revenue contribution figures of newly opened medical centers for each year would not be a meaningful metric for investors.

The Company respectfully advises the Staff that the Company supplementally disclosed the aggregate revenue contribution of newly acquired medical centers after they were acquired in the prospectus for its initial public offering and agreed to continue to disclose such figures for each year in future annual reports on Form 20-F because the Company believes that its investors may perceive uncertainties related to the integration of acquired medical centers and therefore expect the Company to disclose such figures.

Consolidated Statements of Cash Flows, page F-9

2.              We acknowledge your response to previous comment 3. Please address the following:

•                  Although we acknowledge that your deposit/purchase of restricted cash/securities have the general characteristics of an investing cash outflow, ASC 230-10-45-22 indicates that when a cash flow has more than one possible classification the activity that is likely to be the predominant source of cash flows for the item should be utilized. Please confirm that the completion of your borrowing transactions were contingent upon your deposit/purchase of restricted cash/securities. If so, demonstrate to us how the predominant source of cash flows for the restricted cash/securities can be anything other than related to the associated borrowings.

•                  As you indicate that borrowings were entered into to fund fixed asset purchases and also to facilitate rapid currency conversion between the Renminbi and the U.S. dollar, please explain to us in detail how these loans are used to facilitate this conversion. In addition, explain to us whether the borrowings under the loans were predominantly to fund fixed asset purchases or to facilitate foreign exchange conversions. If the latter, explain whether the loan proceeds represent an operating activity under ASC 230-10-45-22 instead of a financing activity.

•                  As it relates to currency conversion, since you are converting your own cash between Renminbi and U.S. dollars and are not obtaining a new source of cash, clarify why the Bank of East Asia charges you interest on the loans.

The Company respectfully advises the Staff that:

•                  The arrangement the Company entered into is a typical “Pledge Overseas and Borrow Locally” transaction in China, i.e. receiving RMB locally with a pledged asset in the form of a fixed deposit in the account denominated in US dollar with an overseas bank.  The pledged deposit is held by an entity within the iKang group and domiciled outside of the PRC while a PRC entity within the iKang group borrows RMB. ASC 230-10-45-22 indicates that when a cash flow has more than one possible classification, the activity that is likely to be the predominant source of cash flows for the item should be utilized and, in this case, the transfer of cash to the restricted deposit account is an investing activity because the pledged fixed deposit earns interest income and is part of the above-mentioned arrangement for the purpose of fixed asset purchases.  Please also refer to further analysis below.

•                  The Company is a profitable business and generates positive operating cash flows. As a group, the Company has sufficient cash to fund its daily operations. If the Company anticipates large payments in RMB for opening new medical centers or testing centers, which includes procurement of fixed assets, as well as high-end medical equipment and devices, the Company would need to be prepared for its RMB needs. Banks offer this type of arrangement to accommodate PRC companies which are in need of currencies in a timely manner. Borrowings under the loans are predominantly to fund investing activities as aforementioned.

The Company pays interest on the loan as well as certain transaction fees. The Company earns interest income from the U.S. dollar fixed deposit in the overseas account which is the same rate that it would earn on comparable investments.  The U.S. dollar deposit balance is derived by the bank and is, in general, slightly higher than the loan balance. The Company’s local entity repays the RMB loan with cash generated from its operations in RMB. And, when the Company repays portions of the loan, the restricted cash balance is not released proportionally. Thus, the purchase of the deposit in U.S. dollar does not have a direct correlation with the RMB loan balance. For example, if a portion of the RMB loan balance is repaid, that would not automatically release the equivalent value of restricted cash balance held in U.S. dollar.

The Company is in the process of implementing plans to gradually convert part of its cash denominated in foreign currencies into RMB. For instance, the Company noted a new government policy in China, the Shanghai “Pilot Free Trade Zone” program, and will utilize such program for the Company’s currency conversion needs so that the Company gradually converts and reserves sufficient RMB balance to support its future expansion.

•                  The Company respectfully clarifies with the Staff that above-mentioned arrangement accommodates the Company’s cash needs in different currencies using its own cash balances whereby no actual settlement of currency exchange occurred because the RMB loan will be repaid in RMB while the U.S. dollar deposit remains held in U.S. dollar.

The Company respectfully advises the Staff that, under such arrangement, the Company did not obtain any new source of cash from any party as financing is not the intent or purpose of the arrangement.  The arrangement is to facilitate a rapid conversion and flow of funds between Company’s own operating entities.  As discussed above, the bank charges the Company interest expense (interest rate ranging from 6.6% to 8.2%) on the loans in the RMB account, and the Company earns interest income (interest rate ranging from 1.2% to 1.5%) on the U.S. dollar fixed deposits in the overseas account.  The netted interest rate represents the cost to use this mechanism.

Should you have any questions regarding the foregoing or require additional information, please contact me at fax number (86-10) 5320-6689 or email address luke.chen@ikang.com, Mr. Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com or Mr. Terrence R. O’Donnell of Davis Polk & Wardwell LLP at telephone number (852) 2533-3376 or email address terrence.odonnell@davispolk.com.

Sincerely,

By:	/s/YANG CHEN
	Name:	Yang Chen
	Title:	Chief Financial Officer

Cc: Li He, Davis Polk & Wardwell LLP